                                  UNITED STATES
                         SECURITIES EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 6)


                                 RES-CARE, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    760943100
--------------------------------------------------------------------------------
                                 (CUSIP Number)


Check the following box if a fee is being paid with this statement |_|. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------------------------------------------------------
1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         James R. Fornear
--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (a)   (x)    (b)   (    )

--------------------------------------------------------------------------------
3.       SEC USE ONLY

--------------------------------------------------------------------------------
4.       CITIZENSHIP OR PLACE OF ORGANIZATION
         United States Citizen
--------------------------------------------------------------------------------
           Number of                 5.       SOLE VOTING POWER
           Shares                             1,218,038
                                     -------------------------------------------
           Beneficially              6.       SHARED VOTING POWER
           Owned By                           1,403,757
                                     -------------------------------------------
           Each                      7.       SOLE DISPOSITIVE POWER
           Reporting                          1,218,038
                                     -------------------------------------------
           Person                    8.       SHARED DISPOSITIVE POWER
           With                               1,403,757
                                     -------------------------------------------

--------------------------------------------------------------------------------
9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         2,621,795
--------------------------------------------------------------------------------
10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES SHARES*       (x)

--------------------------------------------------------------------------------
11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
         10.8%
--------------------------------------------------------------------------------
12.      TYPE OF REPORTING PERSON*
         IN
--------------------------------------------------------------------------------
                       *SEE INSTRUCTION BEFORE FILING OUT!

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Margaret H. Fornear
--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (a)   (x)    (b)   (    )

--------------------------------------------------------------------------------
3.       SEC USE ONLY

--------------------------------------------------------------------------------
4.       CITIZENSHIP OR PLACE OF ORGANIZATION
         United States Citizen
--------------------------------------------------------------------------------
           Number of                 5.       SOLE VOTING POWER
           Shares                             661,667
                                     -------------------------------------------
           Beneficially              6.       SHARED VOTING POWER
           Owned By                           702,209
                                     -------------------------------------------
           Each                      7.       SOLE DISPOSITIVE POWER
           Reporting                          661,667
                                     -------------------------------------------
           Person                    8.       SHARED DISPOSITIVE POWER
           With                               702,209
                                     -------------------------------------------

--------------------------------------------------------------------------------
9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         1,363,876
--------------------------------------------------------------------------------
10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES SHARES*       (x)

--------------------------------------------------------------------------------
11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
         5.6%
--------------------------------------------------------------------------------
12.      TYPE OF REPORTING PERSON*
         IN
--------------------------------------------------------------------------------
                       *SEE INSTRUCTION BEFORE FILING OUT!

                   SCHEDULE 13G - TO BE INCLUDED IN STATEMENTS
                   FILED PURSUANT TO RULE 13d-1(b) OR 13d-2(b)


Item 1(a).       Name of Issuer:

                 Res-Care, Inc.



Item 1(b).       Name of Issuer's Principal Executive Offices:

                 10140 Linn Station Road
                 Louisville, KY  40223



Item 2(a).       Name of Person Filing:

                 James R. Fornear on behalf of a group consisting of James R. Fornear and Margaret H. Fornear



Item 2(b).       Address or Principal Business Office or, if None, Residence:
                 4331 U.S. Highway 60 East
                 Marion, KY  42064



Item 2(c).       Citizenship:

                 United States Citizen



Item 2(d).       Title Class of Securities:

                 Common Stock



Item 2(e).       CUSIP Number:

                 760943100



Item 3.          Not applicable.



Item 4.          Ownership:

                 (a)   Amount Beneficially Owned:                                        James R. Fornear           2,621,795
                                                                                         Margaret H. Fornear        1,363,876
                 (b)   Percent of Class:                                                 James R. Fornear           10.8%
                                                                                         Margaret H. Fornear        5.6%
                 (c)   Number of shares as to which such person has:
                       (i)    sole power to vote or to direct the vote:                  James R. Fornear           1,218,038
                                                                                         Margaret H. Fornear        661,667

                       (ii)   shared power to vote or to direct the vote:                James R. Fornear           1,403,757
                                                                                         Margaret H. Fornear        702,209*
                       (iii)  sole power to dispose or to direct the disposition of:     James R. Fornear           1,218,038
                                                                                         Margaret H. Fornear        661,667
                       (iv)   shared power to dispose or to direct the disposition of:   James R. Fornear           1,403,757
                                                                                         Margaret H. Fornear        702,209*
* The power over these shares is shared with James R. Fornear as trustee of
  3 grantor annuity trusts of which Margaret H. Fornear is beneficiary.
  The shares are included in number of shares for Mr. Fornear.


Item 5.          Ownership of Five Percent or Less of a Class.

                 Not applicable.



Item 6.          Ownership of more than Five Percent on Behalf of Another
                 Person.

                 Not applicable.



Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

                 Not applicable.



Item 8.          Identification and Classification of Members of the Group.

                 See attached Exhibit A and Exhibit B.



Item 9.          Notice of Dissolution of Group.

                 Not applicable.



Item 10.         Certification.

                 Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                    February 9, 2000
                                    ----------------------------------
                                    Date





                                    /S/ James R. Fornear
                                    ----------------------------------
                                    Signature





                                    James R. Fornear
                                    ----------------------------------
                                    Name/Title

                                    EXHIBIT A


                                James R. Fornear

                               Margaret H. Fornear

                                    EXHIBIT B


                             RULE 13d-1(e) AGREEMENT


         The undersigned persons on this 10th day of February, 2000, agree and consent to the joint filing on their behalf of this Schedule 13G in connection with their beneficial ownership of the common stock of Res-Care, Inc. at December 31, 1999.





                                         /S/ James R. Fornear
                                         --------------------------------
                                         James R. Fornear







                                         /S/ Margaret H. Fornear
                                         --------------------------------
                                         Margaret H. Fornear